SEC File No. 82-4364

ROLY INTERNATIONAL HOLDINGS LTD.

(incorporated in Bermuda with limited liability)

22 April 2002

BY EXPRESS MAIL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02028903

SUPPL

02 MAY -9 AM 10:09

Dear Sirs

Roly International Holdings Ltd.

- Result of Special General Meeting
- NEWS RELEASE - SHAREHOLDERS OF SGX-LISTED ROLY INTERNATIONAL APPROVE PROPOSAL TO LIST BUYING AGENCY SUBSIDIARY, LINMARK GROUP LIMITED, ON THE STOCK EXCHANGE OF HONG KONG LIMITED

Please be advised that the attached announcements regarding the above matter were submitted to the Singapore Exchange Securities Trading Limited on 19 April 2002.

Should you have any queries regarding the above matters, please do not hesitate to contact the undersigned at Tel: (852) 2941 8888 or Fax: (852) 2739 8010.

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

Yours faithfully
For and on behalf of
Roly International Holdings Ltd.

Brenda Cheung
Company Secretary

Encl.

dlw 5/9

ROLY INTERNATIONAL HOLDINGS LTD

Result of Special General Meeting

The directors of Roly International Holdings Ltd. ("Company") are pleased to announce that at the special general meeting ("SGM") of the Company held today, the ordinary resolution contained in the notice of SGM dated 4 April 2002 was duly passed.

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 19/04/2002 to the SGX

ROLY INTERNATIONAL HOLDINGS LTD

NEWS RELEASE - SHAREHOLDERS OF SGX-LISTED ROLY INTERNATIONAL APPROVE PROPOSAL TO LIST BUYING AGENCY SUBSIDIARY, LINMARK GROUP LIMITED, ON THE STOCK EXCHANGE OF HONG KONG LIMITED

SINGAPORE, 19 APRIL – Shareholders of **Roly International Holdings Ltd. ("Roly International")** today approved a proposal by the Singapore Exchange-listed global supply chain management group to list its wholly-owned subsidiary, Linmark Group Limited ("Linmark"), on the Main Board of The Stock Exchange of Hong Kong Limited.

At a special general meeting ("SGM") held on 19 April 2002, the shareholders of Roly International approved a proposal to list up to 179.4 million Linmark shares – comprising 31.2 million vendor shares, representing approximately 4.8% of Linmark's enlarged share capital (assuming the over-allotment option is exercised in full), 148.2 million new shares (including a maximum of 23.4 million new shares that fall to be issued if the over-allotment option is exercised in full), representing approximately 22.9% of Linmark's enlarged share capital (assuming the over-allotment option is exercised in full) – through an Initial Public Offering ("IPO").

The IPO, expected to be completed by mid-May 2002, would reduce Roly International's effective stake in Linmark from 100% currently to about 72.3%.

In a circular dated 4 April 2002, the directors of Roly International had stated that they expect the Offer Price of the Linmark shares to be in the range of HK$1.00 to HK$1.50 per share, representing a prospective price-earnings ratio of 10 to 15 times, based on the forecast consolidated profit after tax of Linmark of not less than US$8.0 million for the financial year ending 30 April 2002.

Linmark had earlier appointed DBS Asia Capital Limited and SBI E2-Capital (HK) Ltd as sponsor and co-sponsor, respectively, of the IPO.

Net proceeds from the proposed offer will be used by Linmark for marketing and business development; enhancement of its existing information network, "LOGON" system; establishment of sourcing offices in developing countries, such as China and countries in the Indian sub-continent; financing the expansion of its sourcing and related supply chain management business to retailers, particularly in China; and funding future business development and general working capital.

Founded in 1964, Linmark has a worldwide network of 14 buying offices in 11 countries and territories and over 620 employees. For the financial year ended 30 April 2001 it handled buying shipment volume of approximately US$480.1 million, which yielded buying commission gross revenue of approximately US$32.5 million, for softgoods and hardgoods for a variety of clients including Hudson's Bay Company of Canada.

"We are pleased that shareholders of Roly International have approved the proposal – a move which will help Linmark position itself more aggressively to take advantage of the major changes taking place in the global supply chain management industry," said Roly International's Chairman, Mr Wang Lu-Yen.

"The proposed IPO takes place at a time when outsourcing to lower-cost manufacturing centres such as China and India is becoming more important. Linmark has an established presence in China, a network which will become more critical now that China has entered the World Trade Organisation," he said.

~ ENDS ~

About Roly International

Listed on the Main Board of the Singapore Exchange, the Roly International Group provides a total range of

value-added supply chain management services, including design, procurement, marketing and distribution of garments and accessories, and buying agency services through the Linmark Group. In addition, the Group distributes home décor and craft-related products as well as licensed products, such as children's apparel, footwear, fashion accessories, electronic tools and toys. For the Financial Year ended 30 April 2001, the Group's operating profit before tax and exceptional items (EBITDA) rose 18.8% to US$14.4 million (S$26.1 million) on the back of turnover of its continuing operations of US$153.6 million (S$278.3 million), an increase of 18.3%.

About Linmark Group

The Linmark Group is principally engaged in the sourcing business and the business of providing supply chain management solutions to retail chain operators, brands, wholesalers, mail order houses and department stores in various countries. It specializes in sourcing a wide range of softgoods and hardgoods for its customers.

Issued on behalf of Roly International Holdings Ltd. by:

WeR1 Consultants Pte Ltd
29 Scotts Road
Singapore 228224
Tel: 65-6737 4844 Fax: 65-67374944
For more information please contact Ms Janet Lee (janetlee@wer1.net)

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 19/04/2002 to the SGX